UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM
6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE
13a-16
OR
15d-16
OF THE SECURITIES EXCHANGE ACT OF 1934
August 2
9
, 2022
(Commission File
No. 001-40505)

Ambrx Biopharma Inc.
(Translation of registrant’s name into English)

Cayman Islands
(Jurisdiction of incorporation or organization)
10975 Torrey Pines Road
La Jolla, California 92037
(Address of registrant’s principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form
20-F
or Form
40-F.
Form
20-F  ☒            Form
40-F  ☐
Indicate by check mark if the registrant is submitting the Form
6-K
in paper as permitted by Regulation
S-T
Rule 101(b)(1):  ☐
Indicate by check mark if the registrant is submitting the Form
6-K
in paper as permitted by Regulation
S-T
Rule 101(b)(7):  ☐

Financial Statements for the Six Months Ended June 30, 2022
Ambrx Biopharma Inc. (the “Company”) is furnishing this report on Form
6-K
to provide its unaudited condensed consolidated financial statements for the six months ended June 30, 2022 and 2021.
The unaudited condensed consolidated financial statements as of June 30, 2022 and for the six months ended June 30, 2022 and 2021 are attached to this Form
6-K
as Exhibit 99.1.
This report on Form
6-K
is hereby incorporated by reference into the Company’s Registration Statements on Form
S-8
(Registration
No. 333-257264
and
No. 333-264490)
and Form
F-3
(Registration
No. 333-266404).
Exhibits

Exhibit Number	Exhibit Description

99.1	Ambrx Biopharma Inc. Unaudited Condensed Consolidated Financial Statements.

101.INS	Inline XBRL Instance Document (the instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document)

101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document

101.SCH	Inline XBRL Taxonomy Extension Schema Document

101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document

101.LAB	Inline XBRL Taxonomy Extension Labels Linkbase Document

101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document

104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101).

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Ambrx Biopharma Inc.

By:	/s/ Kate Hermans
Name:	Kate Hermans
Title:	Interim Chief Executive Officer and President
Date: August 2
9
, 2022